SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 CSX CORPORATION
           -----------------------------------------------------------
             (Exact name of registrant as specified in its Charter)

                Virginia                               62-1051971
        (State of incorporation)            (IRS Employer Identification No.)

One James Center, 901 East Cary Street,
              Richmond, VA                                23219
(Address of principal executive offices)               (Zip Code)

            If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c) please check the following box:

                                                      [X] Yes   [ ] No

            If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is pursuant to General Instruction A(d) check the following box:
                                                      [ ] Yes   [X] No

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

    Preferred Share Purchase Rights              New York Stock Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                (Title of Class)



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The Company hereby amends and restates Item 1 of Form 8-A to read in its entirety as follows:

Item 1.  Description of Securities To Be Registered.
         ------------------------------------------

            On May 29, 1998, the Board of Directors of CSX Corporation, referred to as the "Company", declared a dividend of one preferred share purchase right, referred to as a "Right", for each outstanding share of common stock of the Company, par value $1.00 per share, referred to as the "Common Shares". The dividend is payable on June 8, 1998, referred to as the "Record Date", to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one hundredth of a share of Junior Participating Preferred Stock, Series B of the Company, without par value, referred to as the "Preferred Shares", at a price of $180 per one hundredth of a Preferred Share, referred to as the "Purchase Price", subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 29, 1998, as amended by Amendment No. 1 to the Rights Agreement, dated as of June 27, 2000, collectively referred to as the "Rights Agreement", between the Company and Harris Trust Company of New York as Rights Agent, referred to as the "Rights Agent".

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an "Acquiring Person", have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares, the earlier of such dates, referred to as the "Distribution Date", the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto. Notwithstanding the foregoing, any Person who would otherwise qualify as an Acquiring Person, as of June 27, 2000, as described in the preceding sentence will not qualify as an Acquiring Person unless that Person Beneficially Owns in excess of the sum of 1% and that Person's percentage Beneficial Ownership as of June 27, 2000; provided that, once any Person qualifying under the preceding sentence reduces its Beneficial Ownership to less than 10%, the foregoing exclusion will thereafter not apply.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights, referred to as "Right Certificates", will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


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

            The Rights are not exercisable until the Distribution Date. The Rights will expire on June 8, 2008, referred to as the "Final Expiration Date", unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

            Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void),


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

will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior any person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $.01 per Right, referred to as the "Redemption Price". The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            On June 27, 2000, the Board of Directors of the Company approved a clarifying amendment to the terms of the Preferred Shares.

            The Rights Agreement, the press release announcing the declaration of the Rights, Amendment No. 1 to the Rights Agreement, the press release announcing Amendment No. 1 and the clarifying amendment to the Preferred Shares are attached hereto and are incorporated by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1, which are hereby incorporated herein by reference.


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

Item 2.  Exhibits.
         --------

      3. Amendment No. 1 to Rights Agreement, dated as of June 27, 2000, between CSX Corporation and Harris Trust Company of New York, as Rights Agent, which includes the amended and restated Summary of Rights to Purchase Preferred Shares as Exhibit B.

      4.           Press Release, dated June 27, 2000.

      5.           Articles of Amendment to Preferred Shares.














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

                                    SIGNATURE
                                    ---------


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 28, 2000

                                    CSX CORPORATION

                                    By  /s/  Alan Rudnick
                                      ----------------------------------
                                      Name:  Alan Rudnick
                                      Title: Vice President - General Counsel
                                             & Secretary


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

                                  EXHIBIT LIST


      1. Rights Agreement, dated as of May 29, 1998, (incorporated herein by reference to Exhibit 1 to the Company's Form 8-K, filed May 29, 1998 (File No. 2-63272)) between CSX Corporation and Harris Trust Company of New York, as Rights Agent, including the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B.

      2. Press Release, dated May 29, 1998 (incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K, filed May 29, 1998 (File No. 2-63273)).

      3. Amendment No. 1 to Rights Agreement, dated as of June 27, 2000, between CSX Corporation and Harris Trust Company of New York, as Rights Agent, which includes the amended and restated Summary of Rights to Purchase Preferred Shares as Exhibit B, filed herewith.

      4.           Press Release, dated June 27, 2000, filed herewith.

      5.           Articles of Amendment to Preferred Shares, filed herewith.

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